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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IFTH Acquisition Corp.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
871942 10 8
(CUSIP Number)
January 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	871942 10 8	Page	2	of	5

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		550,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		550,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	550,000 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 871942 10 8	Schedule 13G	Page 3 of 5 Pages
Item 1.
The principal executive offices of IFTH Acquisition Corp. f/k/a InfoTech USA, Inc., a Delaware corporation (the “Issuer”), are located at 7 Kingsbridge Road, Fairfield, New Jersey 07004. Information reported in the original filing on March 29, 2004, as amended on February 12, 2007, remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 2.
Item 2.
The name, business address and citizenship of the person filing this statement (the “Reporting Person”) is:
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Citizen of the United States of America
The title of class of securities is common stock, par value $0.01 per share (the “Common Stock”).
Item 3.
Not Applicable.
Item 4. Ownership
The Reporting Person beneficially owns 550,000 shares of the Issuer Common Stock, which represents 10.7% of the outstanding shares of the Issuer Common Stock. The Reporting Person has sole voting and sole dispositive power with respect to all 550,000 shares.
Item 5.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.

CUSIP No. 871942 10 8	Schedule 13G	Page 4 of 5 Pages
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 871942 10 8	Schedule 13G	Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 22, 2008

By:	/s/ Scott R. Silverman

Name:	Scott R. Silverman